SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financing PDET Project

(Rio de Janeiro, March 02, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that today in New York, it signed contracts worth US$ 910 million for financing the implementation of its Director Plan for Flow and Treatment of Oil for Campos Basin (PDET), contemplating the constitution of assets for flowing the oil production of 5 of Petrobras’ platforms located in the Campos Basin, at Roncador, Marlim Sul and Marlim Leste fields.

The PDET project, forecast to start commercial operations in December 2006, envisages the construction and installation of a fixed jacket-type platform (PRA-1), 2 mono-buoys, connected to PRA-1 through sub-sea oil lines, and other ancillary equipment. This project will allow the supply of shuttle tankers, to be connected to PRA-1, that will deliver the oil produced on P-51, P-52, P-53, P-55 and RO-4 platforms to Petrobras’ coastal terminals and, from there, to the Brazilian refineries, or directly for exporting to other countries.

The financing closed today (14-year tenor, including 2 years of grace period) contemplates 100% of the demand for finance resources to implement the project (around US$ 910 million), and is provided by the following sources: Japan Bank for International Cooperation – JBIC (US$ 491,4 million), a consortium between Mitsubishi Corporation and Marubeni Corporation (US$ 91 million) and a pool of commercial banks, with insurance from Nippon Export and Investment Insurance – NEXI (US$ 327,6 million), comprising 12 international institutions (Mizuho Corporate Bank, ABN Amro Bank, Deutsche Bank, Citibank, UFJ Bank, HSBC, Hypo Vereinsbank, Santander/BANESPA, ANZ Banking Group, WestLB, Calyon and Sumitomo Trust).

It is estimated that with the implementation of the project, around 8,000 direct jobs will be created in Brazil during the phase of construction of the assets, including the 2 mono-buoys, the platform, its jacket and modules, and that the Brazilian content in equipment and services will be around 65% of the total cost.

Inserted in Petrobras’ strategy for a continuous growth of its oil production countrywide, PDET project will increase the flow capacity of the oil produced in Campos Basin up to 630,000 barrels a day, decisively contributing to allow the Company to fulfill the Brazilian oil demand and to export the surplus.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.